

July 7, 2011

Via E-mail
John K Martin, Jr.
Executive Vice President, Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

> **Re:** **Time Warner Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 001-15062**

Dear Mr. Martin:

We have reviewed your response letter dated June 24, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 39

Results of Operations, page 44

2010 vs. 2009, Page 46

Business Segment Results, page 49

1. We note your response to our prior comment 1, in which you state that you will provide quantitative information in explaining year-over-year variances in your results of operations to the extent such information is material to investors' understanding of business trends and such information is reasonably available. It is not clear from your response whether you intend to revise your disclosure as requested in our prior comment when you cite a number of factors affecting the comparison of revenues and expenses. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. It appears to us that the reason a factor is

cited is because it is considered to be material to the analysis, and accordingly should be quantified and discussed. Quantification of the cited factor enables investors to understand its magnitude and relative impact. Please revise to quantify factors cited to which changes in results are attributed. Please provide us a copy of your intended revised disclosure.

Networks, page 49

2. We note your response to our prior comment 3, in which you state that the decision to secure the rights to air the NCAA Tournament was driven in part by the Company's belief that such programming has a great appeal to consumers and thus will help the Turner Network to obtain higher subscription revenues from affiliates as agreements with distributors are renewed. We believe disclosure consistent with your response concerning the full economics of the NCAA Tournament arrangement would be useful information for investors' understanding of your results for periods materially impacted by the arrangement. Such information appears to be particularly useful in that the Networks segment operating income as a percent of revenues decreased in the quarter ended March 31, 2011 when compared to the quarter ended March 31, 2010, apparently in part due to the company's share of advertising revenue generated from the airing of the NCAA Tournament being less than the company's associated cost of programming. Please revise accordingly.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief